UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 18, 2025

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 18, 2025, Immatics N.V. (the “Company”) held its Annual General Meeting of Shareholders (the “AGM”). A copy of the minutes of the proceedings of the AGM is furnished as Exhibit 99.1 hereto. At the AGM, the shareholders approved each of the voting items on the agenda, including:

•	Adoption of the statutory annual accounts for the financial year ended December 31, 2024

•	Discharge from liability for the members of the Company’s board of directors with respect to the performance of their duties during the financial year ended December 31, 2024

•	Reappointment of Mr. P.A. Chambré as non-executive director class II

•	Reappointment of Ms. H.L. Mason as non-executive director class II

•	Appointment of Dr. A.S. Reicin as non-executive director class II

•	Extension of the authorisation of the Board to acquire ordinary shares or depositary receipts thereof

•	Approval of the Company’s 2025 stock option and incentive plan

•	Instruction to PricewaterhouseCoopers Accountants N.V. as auditor for the financial year ending December 31, 2025

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Nos. 333-249408, 333-265820 and 333-280935) and the registration statements on Form F-3 (Registration Nos. 333-240260, 333-274218 and 333-286151) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	AGM Minutes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: June 18, 2025
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer